Exhibit 99

July 24, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We wish to inform you that the Bank has elected to exercise the Call Option in respect of the US$ 1,000,000,000 3.7% Additional Tier 1 Notes (“Bonds”) issued on August 25, 2021, in accordance with condition 4(b) (Redemption at the Option of the Issuer) of the Terms and Conditions of the said Bonds.

We wish to further inform you that the Bank will redeem the said Bonds in full on the First Call Date, i.e., August 25, 2026, at the applicable redemption price, together with accrued and unpaid interest/distributions up to (but excluding/including, as applicable) the redemption date, in accordance with the Terms and Conditions of the said Bonds.

A letter dated July 24, 2026 has been issued to the Trustee i.e. Citicorp International Limited, with an instruction to issue a notice of redemption to all the eligible Bondholders as per the prescribed timelines and mode of delivery.

The terms and conditions of the call exercise are given below:

Nature of Securities	Description of securities	ISIN	CUSIP	Amount Outstanding	Call/ Redemption Date	Redemption Price
Additional Tier1 Notes sold under Regulation S	US$ 1,000,000,000 3.7% Additional Tier 1 Notes	USY3119PFH74	Y3119PFH7	US$ 1,000,000,000	August 25, 2026	100% of the principal amount outstanding (together with accrued and unpaid interest/ distributions up to, but excluding/ including, the redemption date, as applicable under the terms and conditions.)
Additional Tier1 Notes sold under Rule 144A		US40415FAA93	40415FAA9

A copy of the said letter is also enclosed herewith.

This is for your information and record.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight

HDFC Bank Limited HDFC Bank House, Shiv Sagar Estate, Dr. Annie Besant Road, Worli, Mumbai - 400 018. Tel : 022 – 66521000

NOTICE OF EXERCISE OF CALL OPTION AND REDEMPTION

OF ADDITIONAL TIER 1 NOTES

HDFC Bank Ltd. (Issuer)

Date: 24th July 2026

Citibank, N.A., London Branch

14/F, Citigroup Centre,

Canada Square,

Canary Wharf,

London E14 5LB,

United Kingdom

Attn: Agency & Trust

With a copy to:

Citicorp International Ltd.

Floor 39, Champion Tower,

Three Garden Road, Central,

Hong Kong

Subject: Notice of Redemption US$ 1,000,000,000 3.7% Additional Tier 1 Notes pursuant to Exercise of Call Option

Dear Trustee/ Bondholders,

Reference is made to the US$ 1,000,000,000 3.7% Additional Tier 1 Notes (“Bonds”) issued by HDFC Bank Ltd. (the “Issuer”) pursuant to the Trust Deed between the Issuer and Citicorp International Limited (the “Trustee”) dated on August 25, 2021. Capitalised terms used herein shall have the meanings ascribed to them in the Terms and Conditions of the Bonds.

In accordance with Condition 4(b) (Redemption at the Option of the Issuer) of the Terms and Conditions of the Bonds, the Issuer hereby wish to irrevocably notify the Bondholders that it has elected to exercise its option to redeem all outstanding Bonds on the First Call Date of August 25, 2026.

The Trustee is requested to issue the relevant notice to the bondholders on 26th July 2026.

Accordingly, please find below details of the call exercise.

•	Description of Securities: US$ 1,000,000,000 3.7% Additional Tier 1 Notes

•	For the Additional Tier I Notes sold under Regulation S:

ISIN: USY3119PFH74

CUSIP: Y3119P FH7

www.hdfcbank.com

Regd. Office: HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400 013

Corporate Identity No.: L65920MH1994PLC080618

•	For the Additional Tier I Notes sold under Rule 144A:

ISIN: US40415FAA93

CUSIP: 40415F AA9

•	Outstanding Principal Amount: US$1,000,000,000

•	Call Date/ Redemption Date: August 25, 2026

•

Redemption Price: 100% of the principal amount outstanding (together with accrued and unpaid interest/distributions up to, but excluding/including, the Redemption Date, as applicable under the Terms and Conditions)

•	Redemption Date: August 25, 2026

On the Redemption Date, the Bonds will be redeemed in full and all rights and obligations relating to the Bonds shall cease, except for the right of Bondholders to receive the redemption amount and any accrued distributions payable in accordance with the Terms and Conditions of the Bonds.

Bondholders are requested to contact their depository participant, custodian, or paying agent for any procedural matters relating to the redemption process.

For and on behalf of

HDFC Bank Ltd.

Authorized Signatory

Arup Rakshit
Group Head — Treasury